SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT FROM THE 982nd MINUTES OF THE BOARD OF DIRECTORS' MEETING

On February 09, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors met, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho No. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. (...)

Subsequently, the Chair moved on to the analysis of item 8 of the agenda - “Election of Executive Officers, according to item II of article 142 of Federal Law 6,404/76, to complete the 2021-2023 term of office” (time: 30’). The matter was instructed based on CODEC Official Letter 034/2023, of February 03, 2023, Official Letter ATG–0062/23-CC, of February 03, 2023, the CODEC Reports 012/2023 and 013/2023, of February 03 and 08, 2023, respectively, the minutes of the 30th meeting of the Eligibility and Advisory Committee, of February 07, 2023, and the registration forms and résumés of Mss. Catia Cristina Teixeira Pereira and Sabrina Menezes Corrêa Furstenau Sabino, all of the documents filed and made available on the electronic platform. Given the documentation made available and the résumés of the appointees, as well as the oral declarations previously presented, the Board of Directors considered that there were sufficient evidence of technical expertise for them to exercise the duties of Executive Officers of the Company. According to item II of article 142 of Law 6,404/76 and the Company’s Bylaws:

(i) the Board members unanimously approved the election of Mrs. CATIA CRISTINA TEIXEIRA PEREIRA, as Chief Financial Officer and Investor Relations Officer, to replace Osvaldo Garcia, effective as of March 1, 2023. Mr. OSVALDO GARCIA will remain exercising the office of Chief Financial Officer and Investor Relations Officer until the investiture of Mrs. Catia Cristina Teixeira Pereira; and the election of Mrs. SABRINA MENEZES CORRÊA FURSTENAU SABINO, as Corporate Management Officer, to replace Mr. Osvaldo Garcia;

(ii) the Board members unanimously approved the rectification of the resolution of the only item on the agenda of the 981st Board of Directors' Meeting, of January 30, 2023, to change the designation of position of the Executive Board, whereby Mr. BRUNO MAGALHÃES D’ABADIA takes office as Regional Systems Officer, replacing Mr. Roberval Tavares de Souza; and Mr. ROBERVAL TAVARES DE SOUZA takes office as Metropolitan Officer, replacing Mrs. Paula Alessandra Bonin Costa Violante. Mr. Roberval Tavares de Souza will provisionally accumulate the position of Regional Systems Officer until the investiture of Mr. Bruno Magalhães D’Abadia; and

(iii) the Board members approved, by a majority vote, registering the abstention of Board member Ronaldo Coppa, the rectification of the resolution of the only item on the agenda of the 981st Board of Directors' Meeting, of January 30, 2023, to change the designation of position of the Executive Board,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br whereby Mrs. PAULA ALESSANDRA BONIN COSTA VIOLANTE takes office as Technology, Enterprises and Environment Officer, replacing Mr. Bruno Magalhães D’Abadia.

The Board members stated that all acts performed between the 981st Board of Directors' meeting, of January 30, 2023, and the present date by the above Executive Officers who had already taken office in previous positions, are ratified and remain valid.

Consequently, the following Executive Officers will complete the 2021-2023 term of office, which ends in June 2023:

CATIA CRISTINA TEIXEIRA PEREIRA, as Chief Financial Officer and Investor Relations Officer, with the following information: Brazilian, married, Economist, identification document (RG) number 09.579.868-2 DIC/RJ, Individual Taxpayer’s ID (CPF) number 044.925.857-29, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

SABRINA MENEZES CORRÊA FURSTENAU SABINO, as Corporate Management Officer, with the following information: Brazilian, married, with a degree in International Relations, identification document (RG) number MG-6.565.566, Individual Taxpayer’s ID (CPF) number 038.281.106-22, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

BRUNO MAGALHÃES D’ABADIA, as Regional Systems Officer, with the following information: Brazilian, married, Mechatronic Engineer, identification document (RG) number 4602501 DGPC/GO, Individual Taxpayer’s ID (CPF) number 010.134.721-95, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of Article 149 of Law 6,404/76;

ROBERVAL TAVARES DE SOUZA, as Metropolitan Officer, with the following information: Brazilian, married, Civil Engineer, identification document (RG) number 19.409.159-4 SSP/SP, Individual Taxpayer’s ID (CPF) number 108.543.688-84, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76; and

PAULA ALESSANDRA BONIN COSTA VIOLANTE, as Technology, Enterprises and Environment Officer, with the following information: Brazilian, married, Engineer, identification document (RG) number 13.655.155-5 SSP/SP, Individual Taxpayer’s ID (CPF) number 123.655.758-11, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76.

According to the Company's Bylaws, the Executive Officers elected herein shall perform their duties in continuity with the current term of office, coinciding with that of the other Executive Officers.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Additionally, the investiture in the position of Executive Officer is conditioned to the assumption of commitment to specific goals and results to be achieved, object of approval by the Board of Directors, pursuant to article 23 of Law 13,303/2016, and paragraph 1 of article 42 of the Bylaws. The instrument of investiture must state acceptance to the arbitration clause of Novo Mercado Regulations, according to article 52 of the Bylaws.

The investiture in the position of Executive Officer must observe the requirements, impediments, and procedures established in current regulations, which shall be verified upon investiture by the Company. The instruments of investiture, drawn up in the proper book, and the clearance statement must be signed.

Compensation shall strictly comply with the terms of the State Capital Defense Council’s instructions, as defined in the Annual Shareholders’ Meeting. Executive Officers who cumulate the duties of another Executive Officer shall only be entitled to a single compensation. As for the declaration of assets, the applicable state regulations must be observed.

The Board member and CEO, André Salcedo, mentioned that for the first time, Sabesp’s Executive Board will be composed of three women, which reinforces the current management’s commitment to diversity.

Minutes signed by the attending members of the Board of Directors: Mario Engler Pinto Junior, André Gustavo Salcedo Teixeira Mendes, Claudia Polto da Cunha, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, February 16, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 22, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.